Law Offices
Monahan & Biagi, Pllc
A Professional Limited Liability Company

June 10, 2008

VIA FACSIMILE to 202 772-9202

Ms. Jennifer Thompson
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C.  20549-0308

Dear Ms. Thompson:

RE:
Syntec Biofuel, Inc. -- Comment Letter dated May 29, 2008 regarding Form 10-KSB for the Year Ended December 31, 2007 filed March 31, 2008 and Form 10-QSB for the Period Ended March 31. 2008, File No. 0-51932

Thank you for speaking with me on May 28, 2008 with regard to the above referenced filings by Syntec Biofuel, Inc. (the “Company”).

Please find enclosed copies of the proposed amended filings that reflect the following comments.

Form 10-KSB for the Year Ended December 31, 2007

1.  Report of Independent Registered Public Accounting Firm, page 14.

The filing has been amended to include the report of the previous accountants as requested.  The report is included by reference to the page of  the 10-KSB for 2006 where it is found including the EDGAR web address to access the report.

2.  Item 8A. Controls and Procedures, Page 30.

The requested statement per Item 308T(a)(4) has been inserted as the second paragraph of Item 8a as follows:

Although the Company’s registered public accounting firm did consider the Company’s internal control over financial reporting as a basis for designing appropriate audit procedures, this annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Although our client believes that the disclosure required by Item 307 of Reg. S-B is already included in the fourth paragraph of the extensive disclosure under Item 8A (now the fifth paragraph of the amended Form 10-KSB), that paragraph has been revised as follows to more expressly comply with Item 307:

_______________________________________________
701 Fifth Avenue, Suite 2800, Seattle, Washington 98104
Telephone: (206) 587-5700   Facsimile: (206) 587-5710
 E-mail: JBiagi@MonahanBiagi.com

The Company’s Chief Executive Officer and Chief Financial Officer believe that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on the Company's financial results or the effectiveness of the Company’s disclosure controls and procedures given the level of Company activity during the reporting period. However, management believes that the lack of outside directors on the Company's board of directors can result in  a lack of oversight in the establishing and monitoring of required internal controls and procedures which can affect the process of preparing Company's financial statements, especially if  the Company’s activities ramp up as anticipated.

3.  Exhibits 31.1 and 31.2

Exhibits 31.1 and 31.2 have been restated in accord with the current form set forth in Item 601(b)(31 of Regulation S-B and will be filed with the amendment as Exhibits 31.1/A and 31.2/A.  In addition, the first paragraph of Item 8A has been modified to be consistent with these exhibits.

Form 10-Q for the Period Ended March 31. 2008

4.  Controls and Procedures, page 16.

Management’s conclusion on page 16 is amended to correct the referenced date to March 31, 2008.

Copies of the draft amended and restated Form 10-KSB for FY 2007 (with changes from the original filing “tracked” for ease of review) and the amendment to Form 10-Q for the Period Ended March 31, 2008 are enclosed for your information.

Upon confirmation that the amendments are acceptable to you, the Company will file the amendments.

Sincerely,

Monahan & Biagi, Pllc

/s/ James F Biagi

James F. Biagi, Jr.